UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____________)*

Sonim Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

83548F101
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83548F101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Investec Investments (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization London, United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power	1,409,124
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	1,409,124

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,124
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions)
IV –

CUSIP No. 83548F101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Investec Bank plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization London, United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power	1,409,124
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	1,409,124

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,124
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions)
BK

(a)	Name of Issuer Sonim Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1875 S. Grant Street, Suite 750, San Mateo, CA, 94402

Item 1.
(a)
Name of Person Filing

The shares of the Common Stock reported as beneficially owned herein are held of record by Investec Investments (UK) Limited (“Investec”), an investment holding company registered in the UK.  Investec Bank plc (“Investec Bank”), the parent company of Investec, is a UK registered, authorized and regulated bank.

(b)	Address of Principal Business Office or, if none, Residence. The principal address of Investec and Investec Bank is 30 Gresham Street, London EC2V7QP, United Kingdom.

(c)	Citizenship: United Kingdom

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 83548F101

Item 2.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 3.	Ownership

The following represents the beneficial ownership of each of Investec and Investec Bank:

(a)	Amount beneficially owned: 1,409,124.

(b)	Percent of class: 6.9%, based on 20,357,783 shares of common stock outstanding as of November 1, 2019, as reported in the Form 10-Q filed by the Issuer on November 12, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote _________.

(ii)	Shared power to vote or to direct the vote 1,409,124

(iii)	Sole power to dispose or to direct the disposition of _________.

(iv)	Shared power to dispose or to direct the disposition of 1,409,124.

Item 4.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction:  Dissolution of a group requires a response to this item.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person

NA.

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NA

Item 7.	Identification and Classification of Members of the Group

NA

Item 8.	Notice of Dissolution of Group

NA

Item 9.	Certification

NA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 13, 2020

INVESTEC INVESTMENTS (UK) LIMITED

BY:	/s/ Andrew Nosworthy

Signature

Andrew Nosworthy

NAME

Authorized Signatory

Title

BY:	/s/ Andrew Neill

Signature

Andrew Neill

NAME

Authorized Signatory

Title

INVESTEC BANK PLC

BY:	/s/ Andrew Nosworthy

Signature

Andrew Nosworthy

NAME

Authorized Signatory

Title

BY:	/s/ Andrew Neill

Signature

Andrew Neill

NAME

Authorized Signatory

Title